Exhibit 99.1

AirNet Announces Changes in Senior Management Team

BEIJING, February 21, 2024 (GLOBE NEWSWIRE) -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (the “Company”) (Nasdaq: ANTE), today announced changes in its senior management team.

Each of Ms. Dan Shao and Mr. Qing Xu has tendered resignation as a director of the Company, effective from February 20, 2024. Their resignation was for personal reasons and did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practice. Ms. Dan Shao and Mr. Qing Xu will continue to serve as the chief executive officer and executive president of the Company, respectively, following their resignation from the board of directors (the “Board”). Ms. Fuying Yan has been appointed as the Company’s co-chief executive officer and director of the Board, effective from February 20, 2024. Mr. Shirong Tong has been appointed as an independent director of the Board, effective from February 20, 2024. Upon the effectiveness of the above-mentioned changes, the Board will consist of six directors, including four independent directors.

Ms. Fuying Yan has been serving as a chief executive officer at Beijing 365 Tourism Group since January 2019. Prior to that, Ms. Yan worked at Beijing Flyer Alliance Aviation Services Co., Ltd. from January 2016 to October 2018 as a regional vice president, at China Resources C’estbon Beverages Co., Ltd. from June 2015 to January 2016 as a marketing director, and at the advanced training center of Huadian Group Corporation from October 2013 to May 2015 as a secretary general. Ms. Yan received a bachelor’s degree in law from Hebei University in May 2008, and a master’s degree in business administration from North China Electric Power University in October 2021.

Mr. Shirong Tong has been serving as an associate professor at Shaoyang University since September 2005. Prior to that, Mr. Tong worked at Shandong Shanda Technology Group Co., Ltd. from August 2004 to August 2005 as a human resource manager, at the Shanghai branch of German Kappa Group from March 2004 to July 2004 as a marketing manager, and at Shandong Luneng Taishan Cable Co., Ltd. from July 1998 to August 2002 as a marketing manager. Mr. Tong received a bachelor’s degree in economics from China Coal Economics College in July 1998, and a master’s degree in business administration from Tongji University in July 2005.

“I am thrilled to welcome Ms. Yan and Mr. Tong to our senior management team,” commented Mr. Herman Man Guo, the chairman of the Board and interim chief financial officer of the Company. “I look forward to our collaboration as we advance our business growth strategies.”

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Linda Wang

Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com